Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

	Successor	Predecessor
	Period	Period
	February 8,	February 1,
	2006 through	2006 through	Fiscal Years Ended January 31,
	January 31,	February 7,
	2007	2006	2006	2005	2004	2003

Earnings:
Pretax income (loss) from continuing
operations before adjustment for
minority interests in consolidated
subsidiaries or income or loss from
equity investees	$(466)	$(6,740)	$15,926	$11,960	$162	$(1,577)

Plus:
Fixed charges	26,176	368	17,398	14,537	15,362	16,126
Total earnings, before fixed charge
addition	$25,710	$6,372	$33,324	$26,497	$15,524	$14,549

Fixed charges:
Interest expensed and capitalized	25,580	336	16,838	13,882	14,551	15,226

Plus:
Amortized premiums, discounts and
capitalized expenses related to
indebtedness	-	-	10	137	276	387

Estimate of the interest within rental
expense (1/3 of rent expense)	596	32	550	518	535	513
Total fixed charges	$26,176	$368	$17,398	$14,537	$15,362	$16,126

Ratio of earnings to fixed charges(1)	0.98	(17.32)	1.92	1.82	1.01	0.90

(1)

Fixed charges exceed earnings by $6,740 and $1,577 in the period February 1, 2006 through February 7, 2006 and fiscal 2003, respectively.